June 24, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-6010

Attn: Mr. Jim B. Rosenberg

Re:	China Pharma Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 17, 2009
Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
Forms 10-Q/A for the Quarterly Periods Ended March 31 and June 30, and September 30, 2008
Filed March 12, 2009
File No. 000-29523

Ladies and Gentlemen:

China Pharma Holdings, Inc. (the "Company") received the Staff's letter of comment dated March 27, 2009 (the “Comment Letter”) on June 10, 2009. Below is our response to the Comment Letter.

Your comments have been set forth in italics and paragraphs have been numbered to correspond to the numeration of the Comment Letter.

Concurrently with this response to the Comment Letter, the Company is filing an amendment to Form 10-K for the Fiscal Year Ended December 31, 2008 and a second amendment to Form 10-KSB for the Fiscal Year Ended December 31, 2007, and second amendments to Forms 10-QSB and Form 10-Q for the 2008 quarterly reports.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8A - Controls and Procedures, page 1

1.

We acknowledge your revisions and response to prior comment one. However, it appears that you have not included the complete text of Item 8A with your amended10-KSB. Please revise to include the complete text of each item amended. Please refer to Rule 12b-15 of the Exchange Act.With regard to your amended Form 10-KSB, the first paragraph of Item 8A discusses disclosure controls and procedures but provides no conclusion of the effectiveness of disclosure controls and procedures . The second paragraph provides management’s conclusion regarding internal controls over financial reporting but you have omitted Management’s Report on Internal Control over Financial Reporting and related disclosure about material weaknesses that were included in the initial filing. Disclosure controls and procedures are separate from internal control over financial reporting and you must provide a separate effectiveness conclusion on each. Please revise to reinstate your previous Item 8A disclosure that, as previously requested, includes a def initive conclusion on the effectiveness of internal control over financial reporting.

We have revised our disclosure to Item 8A in our 2007 Form 10-KSB to include the complete text of Item 8A, including two definitive conclusions on the effectiveness of disclosure controls and procedures and a second paragraph with Management’s Report on Internal Control over Financial Reporting, as advised.

Exhibits 31 – Certifications

2.

We acknowledge your revisions and response to prior comment six. However you certifications continue to include the officer’s title and the name of the company in the opening statement of each certification. Please remove the officer’s title and the name of the company from the opening statement of each certification as previously requested. This comment also applies to the certifications filed with your amended Form’s 10-Q for the Quarterly Periods Ended March 31, 2008 and September 30, 2008.

We have revised our disclosures and removed the officer’s title and the name of the company in the opening statement of the certifications as requested for the periods noted.

Forms 10-Q/A for the Quarterly Periods Ended March 31, 2008, June 30, 2008, and September 30, 2008

Item 4 - Controls and Procedures

3.

We acknowledge your revisions and response to prior comment seven. Similar to comment one above, disclosure in Item 4 of your amended Form 10- Qs appears to combine disclosure controls and procedures with internal control over financial reporting. Also, it is not clear why the first sentence of this disclosure refers to 90 days prior to filing of this report. Please revise your Form 10-Qs to disclose management’s definitive conclusion, effective or not effective, on your disclosure controls and procedures as of the end of each period covered by the reports as required under Item 307 of Regulation S- K.

We have revised Item 4 of Forms 10-Q for the quarterly periods of 2008 to include a definitive conclusion that our disclosure controls and procedures were effective. We have also removed the reference to 90 days prior to the filing of the report.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures
Management’s Report on Internal Control over Financial Reporting, page 29

4.

Management has identified several significant internal control deficiencies but none of these significant deficiencies were identified as a material weakness. Please explain to us why management believes that none of the significant deficiencies disclosed rise to the level of a material weakness in internal control over financial reporting as we do not understand the reasons that you cite in your disclosure. In this regard, you state that “management has concluded that most of the internal controls over financial were effective through testing the design and operating effectiveness of those controls”. In your response, explain how this caused management to conclude that the significant deficiencies are not material weaknesses given that only “most” and not all were effective through testing. Further, you state that “...ineffective internal controls had not caused material misstatement or omission of financial reporting in practice.” In this regard, address in your response whether the existence of each significant deficiency had the potential to cause a material misstatement or omission rather than whether or not the significant deficiency actually caused a material misstatement or omission. If the potential existed, explain why the significant deficiency is not a material weakness .

As you noted, management identified several control deficiencies, but none of them rose to the level of material weakness. The reasons for this is because of the deficiencies identified by management, only three were key internal controls: no internal auditors, insufficient internal US GAAP expertise and a failure in the procedure to properly record and disclose warrant issuances.

In our assessment, we found that these controls individually and in the aggregate did not rise to the level of material weaknesses because the other functioning controls were adequate to prevent potential material misstatements. Our lack of an internal audit department is overcome by an increase in oversight, supervision and reconciliation of all reporting activities. Our lack of US GAAP expertise is overcome by virtue of the fact that we have hired an SEC reporting specialist who advises us on a continual basis. The failure in the procedure to properly record warrant issuances was due to the small size of the transaction.

The other controls that were determined to be deficient have no baring or impact on the reporting or disclosing of financial data, such as the lack of compensation committee or a fully documented IT system.

We have revised our disclosure to clarify our assessment and to state that our disclosure controls and procedures were effective and also that our internal controls over financial reporting were effective.

The Company acknowledges that:

(i) it is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have further requirements or questions, please do not hesitate to contact the undersigned at (0086-898)-66811730 or by facsimile at (0086-898)-66819024.You may also contact our counsel, Charles Law of KING AND WOOD, LLP by facsimile at (0086-10)-58785566.

Very truly yours,

By: /s/ Zhilin Li
Zhilin Li
President and CEO